EXHIBIT 99.1

Brookfield Wealth Solutions Launches in the United Kingdom

BROOKFIELD, NEWS, March 03, 2025 (GLOBE NEWSWIRE) -- Brookfield Wealth Solutions (NYSE, TSX: BNT) is entering the UK insurance market to focus on delivering bulk annuity solutions for UK pension schemes. This follows a comprehensive approval process carried out by the Prudential Regulation Authority (“PRA”) and the Financial Conduct Authority (“FCA”).

Brookfield Wealth Solutions will bring its capital and strong track record of servicing policyholders from its substantial North American operations as one of the first new entrants in the UK market. With over £500 billion of demand for pension buyouts expected over the next decade, the UK represents a significant opportunity to grow, create employment and invest domestically in the UK market.

The entry for Brookfield Wealth Solutions, which was spun out of Brookfield Corporation in June 2021, will further extend Brookfield’s presence in the UK, where it is already a leading investor with over £63 billion of assets under management across infrastructure, real estate, and renewable power. Brookfield and its UK portfolio companies employ approximately 23,000 people across the UK.

Sachin Shah, CEO, Brookfield Wealth Solutions said: “We are thrilled to launch Brookfield Wealth Solutions in the UK. With more than $140 billion in total assets, we look forward to serving the retirement needs of UK pensioners for the long term. Our group-wide commitment is to provide long-term financial security for our policyholders and clients, serviced by strong, well capitalized companies with high quality investment portfolios. The PRA and the FCA have been efficient, professional and highly constructive during our approval process, and we look forward to working further with them in the future.”

Brookfield Wealth Solutions is expected to begin operations later in the first quarter subject to final regulatory approvals and will operate under the Blumont Annuity UK brand.

About Brookfield Wealth Solutions

Brookfield Wealth Solutions Ltd. (NYSE, TSX: BNT) is focused on securing the financial futures of individuals and institutions through a range of retirement services, wealth protection products and tailored capital solutions. Each class A exchangeable limited voting share of Brookfield Wealth Solutions is exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Corporation (NYSE, TSX: BN). For more information, visit bnt.brookfield.com.

About Blumont Annuity UK

Blumont Annuity Company UK Ltd., based in London, will be a provider of bulk annuity solutions in the United Kingdom.

For more information, please contact:

Media:	Investor Relations:
Kerrie McHugh	Rachel Schneider
Tel: (212) 618-3469	Tel: (416) 369-3358
Email: kerrie.mchugh@brookfield.com	Email: Rachel.schneider@brookfield.com

Notice to Readers

This news release and any related oral statements made by our representatives may contain “forward-looking information” within the meaning of Canadian provincial securities laws, “forward-looking statements” within the meaning of Canadian provincial securities laws, “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, assumptions and expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, capital management and outlook of Brookfield Wealth Solutions and its subsidiaries, including Blumont Annuity UK, as well as the outlook for international economies for the current fiscal year and subsequent periods.

In some cases, forward-looking statements can be identified by the use of the words such as “believes,” “thinks,” “expects,” “potential,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “foresees,” “forecasts,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.” In particular, the forward-looking statements contained in this news release include statements regarding the growth of our business, the status of regulatory approvals including the anticipated timing thereof, the size of the UK pension market and opportunities relating thereto.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable estimates, assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Wealth Solutions or Blumont Annuity UK to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets (v) litigation; (vi) changes in tax laws; (vii) ability to collect amounts owed; (viii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (ix) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (x) the introduction, withdrawal, success and timing of business initiatives and strategies; (xi) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xii) health, safety and environmental risks; (xiii) the maintenance of adequate insurance coverage; (xiv) the existence of information barriers between certain businesses within Brookfield’s asset management operations; (xv) risks specific to our business segments; (xvi) factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States; and (xvii) the failure to obtain and/or maintain required regulatory approvals.

We caution that the foregoing list of important factors that may affect future results is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information. Except as required by law, Brookfield Wealth Solutions undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, whether as a result of new information, future events or otherwise.

Past performance is not indicative nor a guarantee of future results. There can be no assurance that comparable results will be achieved in the future, that future investments will be similar to the historic investments discussed herein, that targeted returns, growth objectives, diversification or asset allocations will be met or that an investment strategy or investment objectives will be achieved (because of economic conditions, the availability of investment opportunities or otherwise).

Readers are urged to consider the foregoing risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking information and are cautioned not to place undue reliance on such forward-looking information.